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News Release	No. 18-375
June 19, 2018

Platinum Group Metals And Capricorn Municipality To Work
Together On Water Supply Management

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group”, “PTM” or the “Company”) Metals is pleased to announce that Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”), the operating company of the Waterberg Joint Venture, has entered into an agreement with the Capricorn District Municipality to jointly develop a water supply management plan to increase the water supply and infra structure capacity for both local community and Waterberg Mine usage. This public-private partnership will benefit both the mine and the communities around the mining area.

Capricorn District Municipality has identified ground water resources proximal to the newly discovered Waterberg bulk minable palladium-platinum-gold and rhodium project. At the pre-feasibility stage independent specialists identified potential water resources for both the mine and local communities. The joint responsible management of the water resources is the objective of the agreement.

An earlier, well executed work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Work by Waterberg JV Co. has also identified some potable water resources. The unpotable water is now targeted for industrial use and potable water could then be prioritized for communities.

Working together the parties can ensure the best value and use of the district water resources, including for communities, businesses and the Waterberg Mine. Waterberg JV Co. has the requisite skills, expertise and resources to provide water supply solutions in the Capricorn District Municipality and to implement an agreed water management plan.

R. Michael Jones CEO of Platinum Group said, “We see this as an important step in the development of a large-scale palladium mine in Capricorn District Municipality to the benefit of all stakeholders including shareholders, communities and all levels of government.”

Executive Mayor John Mosima Mpe of Capricorn Municipality said, “We are very pleased to see the potential for responsible, efficient and effective management of water in the region to the benefit of all of our people. We are focussed on the economic benefits of job creation and water delivery in our area while being mindful of being good caretakers of all the resources in the region for all stakeholders. We look forward to working co-operatively with Waterberg JV Co.”

PLATINUM GROUP METALS LTD.	…2

The Waterberg Project is a large-scale mine development in the North Limb that will utilize modern, safe and fully mechanized mining. The thickness of the orebody allows for a change from conventional narrow reef mines in South Africa. Waterberg is also different than other mines in South Africa as it is dominated by palladium. The Pre-feasibility study envisaged a 19-year mine life. The partners in Waterberg JV Co. are Platinum Group Metals Ltd, Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. and Japan Oil, Gas and Metals National Corporation (“JOGMEC”), a Japanese Incorporated Administrative Agency. Japanese trading house Hanwa Co., Ltd. is in process of buying an interest in the project from JOGMEC as well. A definitive feasibility study is in progress on the large-scale reserves and engineering for infrastructure, including water is part of that study, expected to be completed in the first part of 2019.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…3

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All Forward-looking statements in this press release include, without limitation, statements regarding the Waterberg Project and the bulk mineable nature of the Waterberg Project. Estimates of mineral reserves and mineral resources are also forward-looking statements because they reflect estimates of mineralization that may be encountered in the future and potential future revenues and expenses. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including additional financing requirements and the uncertainty of future financing; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the Company’s secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of a Definitive Feasibility Study for the Waterberg Project, which is subject to a resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; the Company’s ability to regain compliance with NYSE American continued listing requirements; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. or former shareholders of Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.